April 6, 2007

VIA EDGAR AND FACSIMILE: (202) 772-9209

Ms. Kenya Wright Gumbs
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Medical Media Television, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Forms 10-QSB for Fiscal Quarters Ended March 31, 2006,
June 30, 2006 and September 30, 2006

Dear Ms. Gumbs:

On behalf of Medical Media Television, Inc. (the “Company”), this letter responds to the comments you provided by letter dated February 22, 2007 regarding the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2005 filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2006 (the “Annual Report”) and its reports on Form 10-QSB for the quarters ended March 31, June 30, and September 30, 2006 filed with the Commission on May 15, August 21, and November 20, 2006, respectively (the “Quarterly Reports”). Capitalized terms not otherwise defined in this letter shall have the meanings set forth in our correspondence dated September 11, 2006.

Your comments are set forth below in italics, and each comment is followed by the Company’s response.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Operations

1.  It appears that you expense the costs associated with the production of your DVD’s as operating costs in the period that the costs are incurred. As the sale of these DVD’s appears to be your primary source of revenue, either directly through sales to customers or indirectly through advertising, it is unclear how you determined that the related costs should be treated as operating and not direct costs of revenues. Please advise or revise.

Our primary source of revenue is the sale of annual subscriptions of our programming with the revenue generated therefrom allocated over the life of the subscription. We distribute our programming through DVD magazines that are replicated and mailed on a monthly basis. Our production costs are in the development of all the content contained on all the DVDs provided under the subscription, not in development of a salable individual DVD item. The costs associated with our programming includes the costs of production (shooting the segments, editing, mastering content), and the cost of replication and delivery of each monthly DVD magazine. Accordingly, these costs are expensed when incurred.

In 2006, we began marketing a line of stand-alone DVDs that are sold individually and independent of our subscriptions. These educational DVDs are purchased by health care providers who give them to their clients for take-home viewing. The accounting for these sales for the year ended December 31, 2006 will appropriately reflect the treatment of EITF 00-21, Revenue Recognition with Multiple Deliverables, in our upcoming Form 10-KSB for 2006.

Ms. Kenya Wright Gumbs
April 6, 2007
Page Two

2.     It is also unclear how you determined that these costs should be expensed as incurred and not capitalized. Please advise and include your consideration of the guidance in SOP 00-2 in your response.

As noted above, none of our revenues for 2005 was generated from the sale of films and movies as contemplated by SOP 00-2. The DVDs we provide are nothing but a delivery vehicle for our monthly programming for the subscriptions we have sold. The costs associated with the production of our monthly DVDs are applicable to a particular month’s programming and are appropriately expensed as incurred. In 2006, we began marketing a line of stand-alone DVDs that are sold individually and independent of our subscription. The costs associated with these products will be accounted for using SOP 00-2 in our upcoming Form 10-KSB for 2006.

Notes to Consolidated Financial Statements, page F-6

Note A - Summary of Significant Accounting Policies, page F-6

3.	Please disclose, in detail, your policies and assumptions used to test both goodwill and other intangible assets for impairment.

Goodwill and other intangible assets are evaluated for impairment based upon the expected financial benefits to be realized from the particular asset being evaluated. Certain intangible costs such as organizational costs are amortized over a fixed life while goodwill is evaluated for impairment every year. The particular assumptions used to test goodwill at December 31, 2005 included the expected synergies to be realized through the merger in November 2005, as well as the expected financial benefit to be realized from the goodwill. Negotiations with several significant customers were going on during the preparation of our Form 10-KSB for 2005 that indicated the goodwill was properly valued at the full amount that had been recorded during the merger.

4.	Please provide discussion of your accounting policies with regard to stock based compensation issued to both employees and non employees.

The Company follows the requirements of SFAS 123(R), Share Based Payments. The Company has various employment agreements and consulting arrangements that call for stock to be awarded to the employees and consultants at various times as compensation and periodic bonuses. The expense for this stock based compensation is equal to the fair value of the stock that was determined by using the closing trading price on the day the stock was awarded multiplied by the number of shares awarded.

Note B - Mergers and Acquisitions, page F-8

5.    Please refer to your letter dated September 11, 2006, specifically your responses to comments 1 and 3 from our comment letter dated August 25, 2006. We note from your response to comment 1 that at the time you were negotiating the acquisition of AFMN, presumably around the time of the first agreement dated May 11, 2005, your stock was trading at approximately $0.10 per share. This agreement was amended at the time of execution on November 16, 2005, at which time it appears your stock was trading at around $0.65 per share. Based on your response to comment 3 however, you have valued the acquisition of AFMN, for which you issued 19,415,626 shares of restricted common stock, at $430,385. This equates to about $0.02 per share, which was a significant discount to your stock trading price, even considering the restrictions on these shares. Please provide us with detailed analysis of how you determined the appropriate valuation for these shares issued as consideration for the acquisition of AFMN.

Ms. Kenya Wright Gumbs
April 6, 2007
Page Three

On November 16, 2005, the parties consummated the merger in accordance with the terms of the Merger Agreement, as amended.  As noted in your letter, on November 16, 2005 when the transaction was consummated, the Company's common stock was quoted on the OTC Bulletin Board at $0.65 per share.  However, there was limited trading volume at this price.  In fact, it was not until the Company's registration statement on Form SB-2 was declared effective by the Commission and the 19,415,626 shares were distributed to AFMN shareholders of record as of November 16, 2005 that a trading market developed. The shares were distributed to the AFMN shareholders on or about March 20, 2006. Shortly thereafter, the trading price of the Company's common stock settled at approximately $0.05-$0.08 per share.

Our Company engaged PCE Valuations, LLC (“PCE”), a qualified independent expert, to determine the value of the intangible assets included in the purchase of African American Medical Network (“AAMN”) as of November 16, 2005 for the purpose of application of the provisions of SFAS 141. In this report, PCE considered the trends of the Company's business, its competitive environment, and its financial and operating results relative to those of similar companies. PCE concluded that the fair value of residual goodwill as a result of the purchase of AAMN by the Company as of November 16, 2005 is $1,271,037. Based upon the entire analysis, PCE declared that the fair value of the consideration paid, and therefore the purchase price to be allocated related to the business combination considered is $1,640,930, and that of that purchase price, $69,893 is allocable to tangible assets, $300,000 is allocable to specific intangible assets, and $1,271,037 is allocable to goodwill. Therefore, our accounting treatment of this transaction mirrors that of our independent appraiser.

Note C - Common ad Preferred Stock, page F-10

Common Stock, page F-10

6.    It appears that you have valued shares issued in conjunction with the issuance of promissory notes at par value. Proceeds from the issuance of debt with equity securities (or detachable warrants) should be allocated between the debt and the other securities based on their relative fair values. Please revise or advise us in detail.

The Company’s Common Stock is subject to a small and very limited market. The Company’s Preferred Stock and Common Stock Purchase Warrants have no market and no quoted market prices are available. Therefore, we are prevented from establishing their fair market value.

Factors in the determination that there would be no expected cash return for the Common Stock Purchase Warrants included the Company’s historic lack of revenues, the Company’s large debt to equity ratio, lack of any trading volume in the Common Stock Purchase Warrants, and the large multiple of the purchase price of the Common Stock Purchase Warrants over the Company’s historic common stock trading values. Accordingly, the debt incurred in conjunction with the issuance of these Common Stock Purchase Warrants is valued at the face value of the debt.

Note E - Convertible Promissory Notes, page F-15

Note F - Related Party Transactions - page F-17

7.     We note that in 2005, and during subsequent interim periods through September 30, 2006, you amended and/or extinguished several debt agreements, including agreements with Pets Edge, Mark Maltzer, Victus Capital, Vicis Capital, and others. Tell us how you accounted for the modification of these debts and your consideration of EITF 96-19 in doing so.

Ms. Kenya Wright Gumbs
April 6, 2007
Page Four

The debt extinguishments identified in your comment consisted of exchanging shares of a new series of Preferred Stock along with Common Stock Purchase Warrants. EITF 96-19 mandates that a substantial modification of debt shall be treated as a troubled debt extinguishment as specified in SFAS 15. A troubled debt restructuring requires the recognition of gain or loss on the extinguishment based upon the fair value of the securities and other consideration given up by the debtor to satisfy the debt. The Company’s Common Stock is subject to a small and very limited market. The Company’s Preferred Stock and Common Stock Purchase Warrants have no market. As a result of these limitations, there are no quoted market prices available for our Preferred Stock or our Common Stock Purchase Warrants. Factors in the determination that there would be no expected cash return for the Common Stock Purchase Warrants included the Company’s historic lack of revenues, the Company’s large debt to equity ratio, lack of any trading volume in the Common Stock Purchase Warrants, and the large multiple of the purchase price of the Common Stock Purchase Warrants over the Company’s historic common stock trading values. Accordingly, the exchange transactions were valued at the face value of the debt being extinguished without a corresponding gain or loss.

8.     It also appears you may have issued debt with beneficial conversion features. It so, please tell us how you applied the guidance in EITF 98-5 and EITF 00-27 in accounting for those debt issuances.

As previously noted, there is a small and very limited market for our Company’s Common Stock and no market for our Common Stock Purchase Warrants, therefore there are no readily available market quotations. Factors in the determination that there would be no expected cash return for the Common Stock Purchase Warrants included the Company’s historic lack of revenues, the Company’s large debt to equity ratio, lack of any trading volume in the Common Stock Purchase Warrants, and the large multiple of the purchase price of the Common Stock Purchase Warrants over the Company’s historic common stock trading values. Accordingly, the values used in the debt issuances were the face value of the debt.

9.    It is unclear how you account for warrants issued in conjunction with debt. Please explain to us, in detail, how you accounted for your debt issuances and related costs, particularly where debt is issued with warrants. Please provide sample journal entries in your response and include discussion of how your policies comply with APB 14 and any other authority literature used as guidance.

As previously noted, there is a small and very limited market for the Company’s Common Stock and no market for our Common Stock Purchase Warrants, therefore there are no readily available market quotations. Factors in the determination that there would be no expected cash return for the Common Stock Purchase Warrants included the Company’s historic lack of revenues, the Company’s large debt to equity ratio, lack of any trading volume in the Common Stock Purchase Warrants, and the large multiple of the purchase price of the Common Stock Purchase Warrants over the Company’s historic common stock trading values. Accordingly, the values used in the debt issuances were the face value of the debt.

Report of Independent Registered Public Accounting Firm, page F-27

10. Your auditors, in their report, state that their audit was conducted in “accordance with auditing standards of the Public Company Accounting Oversight Board (United States).” The opinion should state, instead, that the audit was “conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).” Have your auditors revise their report to comply with PCAOB Auditing Standard No. 1 and the related SEC Release 34-49707.

Our auditors indicated that the auditor’s report as originally filed did not incorporate any reference to “auditing” standards.

Ms. Kenya Wright Gumbs
April 6, 2007
Page Five

11.   Additionally, please have your auditor’s revise their report to reflect their audit of the statements of operations, stockholders’ equity and cash flows for all of the period presented (i.e., from the date of inception, October 2, 1989, to the current period end).

The opinion has been revised and is attached hereto.

Form 8-K Filed January 31, 2006

Exhibit 99.3

Report of Independent Registered Public Accounting Firm, page 1

12.   Refer to comment 11 above. Please have your auditors revise their report to comply with PCAOB Auditing Standard No. 1 and the related SEC Release 34-49707.

The opinion has been revised and is attached hereto.

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (813) 888-7330 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Philip M. Cohen
Philip M. Cohen
President and Chief Executive Officer

cc:	Joseph A. Probasco, Esq.
Bush Ross, P.A.

James F. Daniel, Jr., Audit Manager
Baumann, Raymondo & Company, P.A

AFMN, INC.
(A DEVELOPMENT STAGE COMPANY)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
AFMN, Inc.
Tampa, Florida

We have audited the accompanying balance sheet of AFMN, Inc. (a Development Stage Company), as of December 31, 2004, and the related statements of operations, and cash flows and for the period from inception (July 14, 2004) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of AFMN, Inc. at December 31, 2004 and the results of its operations and its cash flows for the period from inception (July 14, 2004) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A, the Company has been in the development stage since its inception on July 14, 2004. Realization of a major portion of the assets is dependent upon the Company’s ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

BAUMANN, RAYMONDO & COMPANY PA
Tampa, Florida
February 17, 2005